Churchill Financial, LLC
Notes to Financial Statements
For the Year Ended December 31, 2015

Note 1 – Nature of Business and Significant Accounting Policies

Churchill Financial, LLC (the Company) is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker/dealer. In addition, the liability of the members of the Company is limited to the member's total capital contributions.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The Accounting Standards Codification (ASC) as produced by the Financial Accounting Standards Board (FASB) is the sole source of authoritative GAAP.

The accounting policies followed by the Company are as follows:

Statement of Income

For purposes of this statement, the Company recognizes commissions and related clearing expenses on a settlement date basis as security transactions occur.

Statement of Cash Flows

For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At various times throughout the year, the Company may have balances in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Income Taxes

The Company is organized as a limited liability company and has elected to be taxed as a partnership for Federal income tax purposes. Therefore, net income for Federal and State income tax purposes is passed through to the members personally. Income tax expense represents local income taxes for the year ending December 31, 2015.

The Company recognizes uncertain tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2012-2014 federal tax years remain open and subject to examination.

Use of Estimates

Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

Accounts Receivable

Management considers all accounts receivable to be collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years.

Advertising Costs

The Company expenses advertising costs as incurred. There was no advertising expense for the year ended December 31, 2015.

Subsequent Events

The Company evaluated events through the date on which the financial statements were available to be issued and no additional disclosures were required.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2015 or the procedures followed in making the periodic computation required. At December 31, 2015, the Company had net capital of $398,529 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was 0.113 to 1 at December 31, 2015. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Possession or Control Requirements

The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by transmitting all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

Note 4 – Concentration of Risk

Substantially all commissions earned by the Company were received from trades directed by one investment management firm, Cullinan Associates, Inc. Certain members of the Company are also stockholders of Cullinan Associates, Inc.

Note 5 – Simplified Employee Pension Plan

The Company has a Salary Deferral Simplified Employee Pension plan (SAR-SEP), whereby it may (but is not required to) make discretionary contributions on behalf of employees who have been with the Company for two years or more. In addition, eligible employees may make contributions to the SEP. There were $148,177 of Company contributions during the year.

Note 6 – Operating Leases

In November 2012, the Company entered into a five year lease agreement as assignee, under a lease agreement that Cullinan Associates (See Note 4) has with a lessor. This operating lease requires monthly lease payments of $2,204 per month in advance, rising annually during the term of the lease from November 2012 to October 2017. Future minimum rent payments required under this lease are as follows:

2016	$32,007
2017	27,247
Total	$59,254

The amount charged to rent expense under this lease was $33,401 during the year ended December 31, 2015.